                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                 FORM 10-SB 12G


                               AMENDMENT NUMBER 3


               GENERAL INFORMATION FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934






                              AMERICAN GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)




          Nevada                                                 88-0326984
--------------------------------                             -------------------
(State of Other Jurisdiction of                                 (IRS Employer
Incorporation or Organization)                               Identification No.)

10570 Hagen Ranch Road, Boynton Beach, Florida                      33437
(Address of Principal Executive Offices)                          (Zip Code)



                     tel. (888) 328-9322 fax (561) 477-7255
              ---------------------------------------------------
              (Registrant's Telephone Number, including Area Code)



         Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.

         Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001

                                TABLE OF CONTENTS

                                     PART I
                                     ------

Item 1.  Description of Business.............................................. 1

Item 2.  Management's Discussion and Analysis................................. 5

Item 3.  Description of Property.............................................. 8

Item 4.  Security Ownership of Certain Beneficial Owners and Management....... 8

Item 5.  Directors, Executive Officers, Promoters and Control Persons......... 9

Item 6.  Executive Compensation...............................................10

Item 7.  Certain Relationships and Related Transactions.......................11

Item 8.  Description of Securities............................................11

                                     PART II
                                     -------

Item 1.  Market Price of and Dividends
                  on the Registrant's Common Equity and
                  Other Shareholder Matters...................................13

Item 2.  Legal Proceedings....................................................13

Item 3.  Changes in and Disagreements With Accountants........................13

Item 4.  Recent Sales of Unregistered Securities..............................14

Item 5.  Indemnification of Directors and Officers............................15

                                    PART F/S
                                    --------

                  The financial information required by this item is included as set forth on Page F-1.

                                    PART III
                                    --------

Item 1.  Index to Exhibits....................................................16

Item 2.  Description of Exhibits

                  The Exhibits required by this item are included as set forth in the Exhibit Index.

                                     PART I
                                     ------

Item 1.  Description of Business

Introduction

         An investment in these securities involves risks. See "Risk Factors".

         American Group, Inc. (the "Company"), a Nevada Corporation, was incorporated in 1994. Since May 1998 the Company's principal business has been the custom blending of soil mixes for the commercial nursery industry. The Company through its wholly owned subsidiary LPS Acquisition Corp. ("LPS") does business under the name Lantana Peat and Soil ("Lantana"). Lantana is a distributor of custom blended soil mixes to several hundred wholesale nursery customers located primarily in Florida. Prior to August, 1997 Lantana was owned by Kedac, Inc. ("Kedac") See "History".

         The Company has obtained a firm commitment from a bank to provide $800,000 toward the completion of the Company's planned new plant facility. The commitment is contingent upon the Company obtaining an equity investment of $1,500,000, which investment will fund the balance of the Company's Torland obligation and fund the move into its new location. While the Company has several interested investors it has yet to consummate an agreement regarding the $1,500,000 equity investment. Based upon the present stock price of the Company, the sale of securities will substantially dilute the Company's existing stockholders' interest. There can be no assurance that the Company will be successful in finding such an investor or group of investors.

         An abandonment or non payment on the plant would be catastrophic to the operations of the Company's soil blending operation. The Company can not operate in its current location beyond the anticipated new plant completion date and its current equipment would need substantial repair to operate beyond the anticipated completion date. Non payment of the Torland obligation or inability to reach an agreement with the former Torland shareholders for a written extension may result in the Company's forfeiting Torland and the Canadian peat moss bog. The Company is not able to produce income from operations in its existing facility. Operating at a deficit is seen as a marketing cost to maintain existing market share until the planned move is completed. The Company projects positive income from operations within two months of moving into its new facility.


         In Note 2 to the audited financial statements, the Company's independent auditors have reported that the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The Company's operating losses and the Company's need for financing raises substantial doubt about the Company's ability to continue as a going concern. During the year ended May 31, 1999, the Company incurred net losses of $925,599 and during the year ended May 31, 1998, the Company incurred a net loss of $818,088. Also, during the year ended May 31, 1999, the Company had negative working capital of $585,516. These factors along with an accumulated deficit of $1,746,002 at May 31, 1999 raise substantial doubt about the Company's ability to continue as a going concern.

         Management's plans in regard to this matter are to raise capital, become profitable by integrating its operations with 9006-1474 Quebec, Inc. ("Torland"), a Canadian sphagnum peat moss bog and processing facility and increase efficiency by relocating its operations into a new state of the art soil blending facility near Homestead, Florida, close to the major portion of its customer base. Additionally, the Company plans, along with the integration with Torland, to begin utilizing its new facility, which management believes will substantially decrease its operating costs. Management believes these efforts will generate positive cash flow. There can be no assurance that the Company's planned financing activities will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon two key factors, as follows:

         1. The Company's ability to obtain adequate sources of debt or equity funding to meet current levels of operations and fund the expansion of its business operations; and

         2. The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain and expand its operations.

History

         In December, 1994 Kedac entered into an agreement to acquire the assets and liabilities of Can-Flo International, Inc.("Can-Flo"), which consisted of the operations of Lantana. Kedac and Can-Flo were unaffiliated. Can-Flo was a holding company for Lantana, a distributor of custom blended soil mixes. Kedac was formed for the purpose of acquiring Can-Flo. Can-Flo received cash and notes from Kedac. Mr. Eric Deckinger was the owner and executive officer of Kedac. Mr. Deckinger had no affiliation with Can-Flo. The business reason for the transaction was for Kedac to acquire the operations of Lantana to gain a foothold in the custom blended soil mix business.

         In December, 1994 Kedac, the owner of Lantana, acquired an option to purchase Torland, a Canadian sphagnum peat moss bog and processing facility, directly from the shareholders of Torland in exchange for an exclusive supply agreement for Torland's quality sphagnum peat moss, to be purchased at a premium price by Kedac. This option to purchase Torland subsequently expired in January, 1996. Upon termination of the option Kedac entered into a new agreement with Torland which provided Kedac with an exclusive supply agreement. Torland received an exclusive supply agreement for its quality sphagnum peat moss at a premium price and Kedac maintained a quality source of supply of Canadian sphagnum peat moss. Kedac and Torland were unaffiliated. Mr. Deckinger was the principal shareholder, director and executive officer of Kedac. Mr. Deckinger had no affiliation with Torland.

         In July, 1997 Lator International, Inc. ("Lator"), obtained an option to purchase Torland from the shareholders of Torland in exchange for a loan to Torland, which loan was collateralized by inventory. This option served as the basis of the Company's August, 1999 acquisition of Torland. Lator and Torland were unaffiliated. Mr. Deckinger had no affiliation with either Lator or Torland.


         As a result of litigation filed against Kedac in May, 1995 by a creditor of Can-Flo claiming a fraudulent transfer of assets from Can-Flo, Kedac filed under Chapter 11 of the Bankruptcy Code in January, 1997 in order to stop the litigation. In August, 1997, the Bankruptcy court (i) approved a liquidating Chapter 11 plan for Kedac whereby LPS purchased the assets and assumed the liabilities of Kedac for cash and (ii) discharged the lawsuit against Kedac. One of the assets acquired by LPS was the name Lantana Peat and Soil and LPS has continued to operate the Company under that name.

         LPS was unaffiliated with Kedac, Can-Flo or Mr. Deckinger. LPS was formed for the sole purpose of purchasing the assets and assuming the liabilities of Kedac in order to pursue a business opportunity. At the time of the purchase of the assets by LPS, Mr. Deckinger was engaged as general manager of LPS.

         In September, 1997 the shareholders of LPS sold 100% of its outstanding stock to Coventry Industries Corp. ("Coventry") for shares of stock in Coventry. At the time of the acquisition of LPS, Coventry was a Florida holding company with diversified business interests including a machine welding plant in Tennessee, a fire sprinkler fabricator in Florida and a job placement firm in Tennessee. Management of the Company believed that the business purpose of this transaction was to provide Coventry with an operating business, with existing management in place, in the custom blended soil mix business with an option for acquiring a Canadian peat bog and processing facility. This transaction resulted in LPS becoming a wholly owned subsidiary of Coventry. Mr. Deckinger remained general manager of LPS and became a preferred stockholder of Coventry in exchange for his assumption of existing indebtedness of LPS ("Indebtedness"). Prior to the transaction, neither Mr. Deckinger nor LPS were affiliated with Coventry. Two family members of affiliates of Coventry, however, each owned 7.4% of LPS common stock. Neither family member was an officer or director of LPS.

         On May 31, 1998 the Company acquired all the common stock of LPS from Coventry for 120,000 shares of the Company's common stock. As part of this transaction Mr. Deckinger agreed to convey back his preferred stock in Coventry and the Company agreed to assume his Indebtedness.

         In addition, the Company purchased all the common stock of Lator (which owned the option to purchase Torland) for 30,000 shares of the Company's common stock and assumption of accrued expenses and notes payable.

         The Company was not affiliated with Coventry, LPS, Lator or Mr. Deckinger at the time of the acquisition. Mr. Deckinger continued to function in his capacity as general manager of LPS and became president of the Company. The business reason for the transaction was (1) for the Company to acquire an operating business with an option for acquiring a Canadian peat bog and processing facility, which the Company beleives has tremendous upside potential, and (2) for Coventry to divest itself of a subsidiary that did not fit its business profile. In November, 1998 Mr. Deckinger assumed $750,000 of the Company's debt in exchange for 7,500,000 shares of the Company's common stock.

         On August 15, 1999 the Company, through its wholly owned Canadian subsidiary 9075-7774 Quebec, Inc. acquired Torland, a Canadian sphagnum peat moss bog and processing facility. The Company's Canadian subsidiary 9075-7774 Quebec, Inc. was formed for the sole purpose of acquiring Torland. The purchase required the Company to pay $400,000 at the time of closing and requires payment of an additional $835,000 as follows: $200,000 on October 15, 1999, $70,000 on November 15, 1999, $200,000 on January 15, 2000, $200,000 on May 15, 2000 and
$165,000 on August 17, 2000. This obligation is payable with interest at 8% per annum. Further, the Company has issued an additional 700,000 shares of its common stock to the shareholders of Torland.

         The Company has not made its October, November and January payments totaling $470,000. The Company and representatives of the former shareholders of Torland are presently negotiating a written extension on the payment of this obligation. The Company has not been provided with any notice of default under this obligation. The Company believes that it will be able to negotiate a written extension for the payment to the former shareholders of Torland. No assurance, however, can be given that the Company will be successful in negotiating an extension of its payment obligations or that if successful it will be able to raise the additional capital necessary to make its payment.The Company is presently trying to raise the capital needed to fund the balance of the transaction. There can be no assurance that the Company will be successful with this or any other activity to raise additional capital. See "Risk Factors."

         The overarching goal of all of the above transactions was to have a custom soil blending business in Homestead, Florida with a state of the art soil blending plant, along with a controlling interest in a premium producer of Canadian sphagnum peat moss. Mr. Deckinger has been the strategist for these transactions.

Business Activities

         The Company, through its wholly owned subsidiary LPS, is a custom blender of soil mixes for the commercial nursery industry. The Companys current annual revenue is approximately $2,200,000, which is approximately 75% of the Company's current capacity. The Company's principal supplier of sphagnum peat moss is Torland.


         In February, 1999, the Company began construction of a new $1,500,000 soil blending facility located near Homestead, Florida, the heart of the Florida nursery industry, which will have the capacity to produce upwards of $15,000,000 in blended soil products annually. In addition to the increased capacity, the new facility is located within fifteen minutes drive time to the Homestead markets. Management of the Company believes that with its increased capacity and the proximity of the new facility to the Homestead commercial nursery market that it will be able to increase both its revenues and operating profit. The Company forecasts a sales level of $5.4 million in its first full year of operations in the new plant compared to $2.2 million in its most recent fiscal year. The plant is anticipated to be completed in May, 2000 and is approximately 40% completed as of the date of this filing. The Company is presently trying to raise the capital needed to finance the balance needed to complete the construction of the new plant. There can be no assurance that the Company will be successful with this or any other activity to raise additional capital.

Overall Cash Flow Situation


         A total of approximately $830,000 will be needed to complete the Company's planned new plant facility over the next year. The total cost of the plant and improvement is estimated at $1,500,000 of which the Company has already funded $395,000. In addition, $835,000 is due in payments relating to the Torland acquisition over the next year of which $470,000 is past due. The Company is currently operating in a deficit cash position and does not generate positive cash flow from its current operations.

         The Company has obtained a firm commitment from a bank to provide $800,000 toward the completion of the Company's planned new plant facility. The commitment is contingent upon the Company obtaining an equity investment of $1,500,000, which investment will fund the balance of the Company's Torland obligation and fund the move into its new location. While the Company has several potential interested investors it has yet to consummate an agreement regarding the $1,500,000 equity investment. Based upon the present stock price of the Company the sale of securities to raise the $1,500,000 will substantially dilute the Company's existing stockholders' interest. There can be no assurance that the Company will be successful in finding such an investor or group of investors.

         An abandonment or non payment on the plant would be catastrophic to the operations of the Company's soil blending operation. The Company can not operate in its current location beyond the anticipated new plant completion date and its current equipment would need substantial repair to operate beyond the anticipated completion date. Non payment of the Torland obligation or inability to reach agreement with the former Torland shareholders for a written extension may result in the Company's forfeiting Torland and the Canadian peat moss bog. The Company is not able to produce income from operations in its existing facility. Operating at a deficit is seen as a marketing cost to maintain existing market share until the planned move is completed. The Company projects positive income from operations within two months of moving into its new facility.


Soil Blending

         The Company's ingredients for custom soil blending are Canadian and Florida peat moss, sawdust, sand, wood chips, pine bark and wood mulch. The soil blends are made for a specific purpose such as the germination of seeds, the propagation of cuttings, growing plants and flowers in pots.

         The Company obtains raw materials for its blending processes from Torland and locations throughout Florida and Southern Georgia.

Differentiation From Competition


         The Company differentiates itself from competitors by its relationship with Torland, which allows it to purchase high quality sphagnum peat moss at approximately 66% of the cost of other suppliers. Current market pricing for a 55 cubic foot bale of Canadian sphagnum peat moss is between $82 - $93 per bale. The Company purchases the same size bale from Torland at $60 per bale. The planned "state of the art" mixing plant located near Homestead, Florida will significantly increase the Company's capacity to produce its custom blended soil products with efficiencies that are expected to reduce the Company's current unit costs, and enhance its commitment to customer service. Currently the company has an operating loss per unit (cubic yard) of approximately $10.60. The Company anticipates an operating profit per unit (cubic yard) of approximately $9.14 in the first year of operations in the new plant.



         Canadian sphagnum peat moss currently represents approximately 29% of the total product cost of the Company's various soil blends. Even with the savings the Company has had in the purchase of Canadian sphagnum peat moss to this point it has been unable to generate positive income from operations due to the inefficiencies associated with the condition of the Company's present plant and the Boynton Beach, Florida location. The present plant requires three times the labor cost than the new plant and is over two times slower in producing an average load of blended soil mix. It then takes approximately 2.5 hours to deliver an average load of soil mix as compared to approximately 15 minutes from the planned new location.


Seasonality

         The Company's customers are primarily commercial nurseries which require soil mixes on a twelve month basis. The Company's strongest months for delivery to customers occurs during April through June and mid-August through November.

Marketing

         The Company markets its products by direct sales. LPS's current customer base is composed of approximately 350 commercial nurseries throughout Florida.

Government Regulation
         The Company is subject to federal, state and local regulations including environmental protection regulations. Such regulations deal with the handling, transport and disposal of materials the Company uses in its processes. The Company believes that it is in compliance with these regulations.

Trademarks
         The Company has registered trademarks for the names "AGRO PEAT & SOIL", "AGROMIX" and "AGROMAX".

Employees
         As of September, 1999, the Company had 12 employees of which four are in management. The Company believes that its labor relations are good. No employee is represented by a labor union.

Subsidiaries
         The Company has three wholly-owned subsidiaries, LPS Acquisition Corp., a Florida corporation, dba Lantana Peat and Soil, Lator International, Inc., a Florida corporation and 9075-7774 Quebec, Inc. d/b/a/ Torland. LPS operates the soil mixing business of the Company. Lator was acquired in order to obtain its right to acquire Torland. 9075-7774 Quebec, Inc. acquired Torland on August 15, 1999.

         The principal executive offices of the Company are located at 10570 Hagen Ranch Road, Boynton Beach, Florida 33437, tel. (888) 328-9322. The Company's stock symbol on the OTCBB is "MOSS".

Recent Events
         The Company has obtained a letter of commitment from a bank in the amount of $800,000. The loan is subject to the Company obtaining additional equity financing in the amount of at least $1.5 million and the Company maintaining certain financial ratios. When borrowed, these funds will be used for the Company's state-of-the-art custom soil blending facility near Homestead, Florida. The Company expects this facility to come on line during the quarter ending May 31, 2000. The new facility is designed to blend 350 cubic yards of soil mixes per hour, compared to the 80 cubic yards per hour that our present equipment produces. The new facility is expected to reduce labor costs as well. In December 1999, the Company raised $125,000 by issuing debt and warrants. The Company also issued 250,000 warrants in connection with the same transaction. The warrants have an exercise price of $.05 per share and expire on December 2001.

         On March 9, 2000 the Company borrowed $100,000 from an individual, guaranteed by the president, at 9% interest. Interest is payable monthly. The principal is due on September 9, 2000. In addition, the maker of the note has entered into an agreement with the Company to provide an additional $400,000 in capital. These funds are specifically designated for the Company's new soil blending plant.

         On March 13, 2000, the Company borrowed $750,000 from an individual at 9% interest. The principal and accrued interest is due on September 7, 2000. The Company has utilized a substantial portion of this amount to reduce current outstanding obligations.

                                  Risk Factors

Overall Cash Flow Situation
         A total of approximately $830,000 will be needed to complete the Company's planned new plant facility over the next year. The total cost of the plant and improvement is estimated at $1,500,000 of which the Company has already funded $395,000. In addition, $835,000 is due in payments relating to the Torland acquisition over the next year of which $470,000 is past due. The Company is currently operating in a deficit cash position and does not generate positive cash flow from its current operations.

         The Company has obtained a commitment from a bank to provide $800,000 toward the completion of the Company's planned new plant facility. The commitment is contingent upon the Company obtaining an equity investment of $1,500,000, which investment will fund the balance of the Company's Torland obligation and fund the move into its new location. While the Company has several potential interested investors it has yet to consummate an agreement regarding the $1,500,000 equity investment. Based upon the present stock price of the Company the sale of securities to raise the $1,500,000 will substantially dilute the Company's existing stockholders' interest. There can be no assurance that the Company will be successful in finding such an investor or group of investors.

         An abandonment or non payment on the plant would be catastrophic to the operations of the Company's soil blending operation. The Company can not operate in its current location beyond the anticipated new plant completion date and its current equipment would need substantial repair to operate beyond the anticipated completion date. Non payment of the Torland obligation or inability to reach agreement with the former Torland shareholders for a written extension may result in the Company's forfeiting Torland and the Canadian peat moss bog. The Company is not able to produce income from operations in its existing facility. Operating at a deficit is seen as a marketing cost to maintain existing market share until the planned move is completed. The Company projects positive income from operations within two months of moving into its new facility.

Going Concern Considerations

         In Note 2 to the audited financial statements, the Company's independent auditors have reported that the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The Company's operating losses and the Company's need for financing raises substantial doubt about the Company's ability to continue as a going concern. During the year ended May 31, 1999, the Company incurred net losses of $925,599 and during the year ended May 31, 1998, the Company incurred a net loss of $818,088. Also, during the year ended May 31, 1999, the Company had negative working capital of $585,516. These factors along with an accumulated deficit of $1,746,002 at May 31, 1999 raise substantial doubt about the Company's ability to continue as a going concern.

         In the event that the Company is unable to obtain additional financing or is unable to generate sufficient revenues from operations in the future, it may be unable to provide for its present cost levels, and this raises substantial doubt about the Company's ability to continue as a going concern and the stockholders may lose their entire investment.

         Management's plans in regard to this matter are to raise capital, become profitable by integrating its operations with Torland and increase efficiency by relocating its operations into a new state of the art soil blending facility near Homestead, Florida, close to the major portion of its customer base. Management of the Company believes that with its increased capacity and the proximity of the new facility to the Homestead commercial nursery market that it will be able to increase both its revenues and operating profit. Additionally, the Company plans, along with the integration with Torland, to begin utilizing this state of the art soil blending plant, which management believes will substantially decrease its operating costs. Management believes these efforts will generate positive cash flow. There can be no assurance that the Company's planned financing activities will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon two key factors, as follows:

         1. The Company's ability to obtain adequate sources of debt or equity funding to meet current levels of operations and fund the expansion of its business operations; and

         2. The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain and expand its operations.

Torland Obligation

         In connection with its acquisition of Torland, the Company is obligated to pay, in addition to the $400,000 it paid at the time of closing, an additional $835,000 as follows: $200,000 on October 15, 1999; $70,000 on
November 15, 1999; $200,000 on January 15, 2000; $200,000 on May 15, 2000; and
$165,000 on August 17, 2000.

         The Company has not made the October, November and January payments totaling $470,000. The Company and representatives of the former shareholders of Torland are presently negotiating a written extension on the payment of this obligation. The Company has not been provided with any notice of default under this obligation. The Company believes that it will be able to negotiate a written extension for the payment of its obligation to the former shareholders of Torland. No assurance, however, can be given that the Company will be successful in negotiating an extension of its payment obligations or that if successful it will be able to raise the additional capital necessary to make its payment.

Financing

         The Company must obtain outside financing to fund the expansion of the business and to meet the obligations of the Company as they become due. Any additional debt or equity financing may be dilutive to the interests of the shareholders of the Company. Such outside financing must be provided from the sale of equity securities, borrowing, or other sources of third party financing. Further, the sale of equity securities would substantially dilute the Company's existing stockholders' interest, and borrowings from third parties could result in assets of the Company being pledged as collateral and loan terms which would increase its debt service requirements and could restrict the Company's operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to the Company.

Competition

         There are a number of companies which provide soil mixes to commercial nurseries. Other companies emphasize service, price, or distribution as competitive strategies. Many of the Company's competitors are well established companies with substantially greater capital resources, research and development staffs and facilities, and substantially greater marketing capabilities than the Company. No assurances can be given that the Company will be able to successfully compete with such companies or alternative technologies.

Penny Stock Securities Law Considerations

         The Company's stock is considered penny stock and subject to the penny stock rules promulgated under the Securities Exchange Act of 1934, Rules 15g-1 to 15g-9. The penny stock rules require broker-dealers to take steps under certain circumstances prior to executing any penny stock transactions in customer accounts. Among other things, Rule 15g-3 requires a broker or dealer to advise potential purchasers of a penny stock of the lowest offer and highest bid quotations for such stock, and Rule 15g-4 requires a broker or dealer to disclose to the potential purchaser its compensation in connection with such transaction. Under Rule 15g-9, a broker or dealer who recommends such securities to persons other than established customers must make a special written suitability determination for the purchaser and receive the purchaser's prior agreement to such a transaction. The effect of these regulations may be to delay transactions in stocks that are deemed to be penny stocks, and therefore sales of the Company's common stock by brokers or dealer and resales by investors could be adversely affected.

Shares Eligible for Future Sale

         Of the outstanding shares of common stock of the Company as of March 23, 2000, the Company had outstanding 19,415,000 shares of common of which approximately 10,535,000 are free trading shares, and approximately 8,180,000 shares are restricted securities as that term is defined in Rule 144 adopted under the Act. Rule 144 governs resales of restricted securities. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of restricted common stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

Item 2.  Management Discussion and Analysis of Financial Condition

         The following Management Discussion and Analysis of Financial Condition is qualified by reference to and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto as set forth beginning on page F-1.

Forward-looking Statement and Information

         The Company is including the following cautionary statement in this Form 10-SB for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to effectuate and successfully operate acquisitions and the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions.

Introduction

        The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining equity capital and commencing profitable operations. While pursuing equity capital, the Company must continue to operate on cash flow generated from operations and financing activity. The Company experienced a loss of $925,599 for the year ended May
31, 1999 and has a negative working capital of $585,516. In 1998 and 1999, the Company loaned Torland $967,500 (in connection with four different agreements totaling $967,500) to fund its operations and to acquire capital assets. In that the Company completed its acquisition of Torland this indebtedness has become an intercorporate liability. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are to raise capital, become profitable by integrating its operations with Torland and increase efficiency by relocating its operations into a new state of the art soil blending facility in Homestead, Florida, close to the major portion of its customer base. Additionally, the Company plans, along with the integration with Torland, to begin utilizing this state of the art soil blending plant, which management believes will substantially decrease its operating costs. Management believes these efforts will generate positive cash flow.

         Year Ended May 31, 1999 compared to the period ended June 18, 1997 (date of inception) through May 31, 1998

         Revenues for the year ended May 31, 1999 were $2,240,995 compared to $1,769,179 for the period ended June 18, 1997 (date of inception) through May 31, 1998. The increase in sales can be attributed to sales to an expanded customer base.

         Gross profit margins as a percentage of revenues for the year ended May 31, 1999 and 1998 were 6.9% and 17.3%, respectively. The decrease in the gross profit margin can be attributed to increased labor and material costs as a percentage of sales.

         Operating expenses for the year ended May 31, 1999 and 1998 were $1,000,860 and $1,048,212, respectively, consisting of selling, general and administrative expenses, including the payment-in-kind of common stock of the Company valued at the then prevailing market value of $.10, which amounted to $8,000 for legal and accounting services during the year ended May 31, 1999.

         The net loss of $925,599 for the year ended May 31, 1999 consists of non-cash losses of $82,591 (which includes depreciation and amortization costs of $74,591) and operating losses of $846,611. The net loss of $818,088 for the year ended May 31, 1998 consists of operating losses.

         At May 31, 1999, the Company had cash and cash equivalents of $13,397 which was an increase of $9,850 compared to the cash held at May 31, 1998. During the year ended May 31, 1999, the Company used net cash for operations of $577,308, which was primarily due to the Company's operating loss. This was funded by additional borrowings. In addition, the Company had a working capital deficit of $585,516 at May 31, 1999.

Six months Ended November 30, 1999 compared to the Six months ended November 30, 1998

         Revenues for the six months ended November 30, 1999 were $1,406,134 compared to $1,292,386 for the six months ended November 30, 1998. The increase in sales can be attributed to the inclusion of three full months of sales for Torland which was acquired on August 15, 1999. Gross profit margins as a percentage of revenues for the six months ended November 30, 1999 and 1998 were 5.0% and 19.5%, respectively. The decrease in the gross profit margin can be attributed to increased labor and material costs as a percentage of sales. The Company's current facility is not adequate to handle the volume of business currently in place. The Company is currently relocating to Homestead, FL where it is expected to reverse this trend. Operating expenses for the six months ended November 30, 1999 and 1998 were $470,682 and $476,410, respectively, consisting of selling, general and administrative expenses.

         The net losses for the six months ended November 30, 1999 and 1998 were $455,669 and $269,895, respectively. The decrease is due to the deterioration on the Company's gross profit margin during 1999.


Qualitative Discussion

         The Company believes that LPS's present operations will require that LPS obtain additional capital during the next twelve months. One of the Company's objectives for the next twelve months is to increase the capital base of LPS, so that LPS can increase the scope of its operation with the construction of its new soil blending facility, and to acquire additional soil blending capacity. It is unknown at this time whether the Company will be successful in raising capital on reasonable terms for the purpose of increasing the capital base of LPS.

         The Company anticipates that most, if not all, of any acquisitions it may make during the next twelve months would be of operating entities that have employees, or of assets that have employees associated with such assets. Accordingly, the Company anticipates that there would be a significant increase in the number of its employees at the operating unit or subsidiary level, at such time, if any, that acquisitions may be consummated.

         The Company has been unable to meet its cash requirements for its current operations through internal cash flow in the prior twelve months. These requirements were only met by the additional sale of stock. The Company believes that LPS's cash requirements for LPS's current operations during the next twelve months, excluding capital requirements for the construction of its new soil blending facility, can be met through LPS's internal cash flow from operations. The Company's other cash requirements would be in connection with additional capital for LPS's growth, the funding of the acquisition of Torland or other assets, if any, in the amount not yet determined. The Company must pay an additional $835,000 and 700,000 shares of its common stock in connection with the acquisition of the equity of Torland.


         Until such time as the operating results of the Company improve sufficiently, the Company must obtain outside financing to fund the expansion of the business and to meet the obligations of the Company as they become due. Any additional debt or equity financing may be dilutive to the interests of the shareholders of the Company. Such outside financing must be provided from the Company's operations, or from the sale of equity securities, borrowing, or other sources of third party financing in order for the Company to expand its operations. Further, the sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in assets of the Company being pledged as collateral and loan terms which would increase its debt service requirements and could restrict the Company's operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to the Company.

Year 2000 Issues

         The Company has not had any Year 2000 deficiencies and does not expect to have any Y2K deficiencies in the future.

         Y2K Contingency Plans. In the event that the Company's computers ultimately are shown not to be Y2K compliant, the Company will acquire compliant computers.

Item 3.  Description of Property.

         The Company's principal executive offices are located at 10570 Hagen Ranch Road, Boynton Beach, Florida 33437 in 1,400 square feet of office space on a month to month lease for $6,500 per month, which includes approximately 11 acres of land where the Company operates its soil mixing business. LPS plans on relocating near Homestead, Florida in February, 2000. The Company will lease that facility for $7,500 per month (adjusted annually) as part of a ten year lease with an additional five consecutive three year option terms. The Company believes that its properties are adequate for its present needs and that suitable space will be available to accommodate its future needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information as of March 23, 2000, with respect to the beneficial ownership of shares of common stock by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown.

                                          Number of Shares
                                          of Common Stock          Percent
         Name                             Beneficially Owned       of Class
         ----                             ------------------       --------

Eric W. Deckinger                        7,020,000                 36.2%
10570 Hagen Ranch Road
Boynton Beach, Florida 33437

John Stewart                             -0-                        -0-%
10570 Hagen Ranch Road
Boynton Beach, Florida 33437

Evergreen Investment Group LP            1,800,000(1)               9.3%
4050 NE 25th Avenue
Lighthouse Point, FL 33064

All Officers and Directors as
a Group--Two Persons                    7,020,000                 36.2%
-----------
(1) Includes 1,200,000 shares which would be issuable upon conversion of indebtedness.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The following table sets forth the directors and executive officers of the Company.

         Name and Address                   Age             Position
         ----------------                   ---             --------

         Eric W. Deckinger                  52              Director, President

         John Stewart                       57              Director, Treasurer
                                                            and Vice-president

         Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. There is no family relationship between or among any of the directors and executive officers of the Company. The Company does not pay any cash compensation for attendance at directors meetings or participation in directors functions.

Biographies

         Eric W. Deckinger is the president and a director of the Company, positions he has held since May 1998. Mr. Deckinger was the general mananger of LPS and President of Kedac from 1994 until 1997.


         Mr. Deckinger was the principal shareholder, director and executive officer of Kedac. In December 1994, Kedac, purchased the assets from Can-Flo, which at that time owned Lantana Peat & Soil. Shortly thereafter, a creditor of Can-Flo filed suit against Kedac claiming a fraudulent transfer of the assets from Can-Flo to Kedac. In January 1997, Kedac filed under Chapter 11 of the Bankruptcy Code in order to stop the litigation. In August, 1997, the court approved a liquidating Chapter 11 plan for Kedac whereby LPS purchased the assets of Kedac and assumed certain liabilities of Kedac. One of the assets acquired by LPS was the name Lantana Peat and Soil and LPS has continued to operate the Company under that name. The lawsuit was discharged in Bankruptcy as to Kedac in August 1997. The Company subsequently acquired LPS in May, 1998.

         Prior to 1994, Mr. Deckinger was the President of Leonard L. Farber, Incorporated, a privately held developer of commercial real estate, where Mr. Deckinger managed more than $400 million of real estate development and construction. Mr. Deckinger has a B.S. degree from the University of Pittsburgh.


         The Company owns and pays the premiums on a $3,000,000 key man life insurance policy on Mr. Deckinger of which the Company is the beneficiary of $500,000. The premiums relating to the remaining $2,500,000 is charged to Mr. Deckinger as compensation as he has designated the beneficiaries.

         John Stewart was the general manager of Kedac the predecessor of LPS in 1994 (which was acquired by LPS in 1997) until LPS was acquired by the Company in 1998. He has been a Director of the Company since May, 1998. Prior to 1994, Mr. Stewart was employed by Kedac, Inc., the predecessor of LPS.

Item 6.  Executive Compensation.

                  The following table reflects compensation for services to the Company for the fiscal years ended May 31 , 1999 and 1998 of the chief executive officer. No other executive officer of the Company received compensation which exceeded $100,000 during 1999 and 1998.

                           SUMMARY COMPENSATION TABLE
                           --------------------------


                                ANNUAL COMPENSATION               LONG TERM COMPENSATION
                           -----------------------------      ------------------------------
                                                                AWARDS                      PAYOUTS
                                                  OTHER       -----------                   -------     ALL
NAME AND                                          ANNUAL      RESTRICTED    SECURITIES                  OTHER
PRINCIPAL                                         COMPEN-     STOCK         UNDERLYING      LTIP        COMPEN-
POSITION          YEAR     SALARY (1)    BONUS    SATION      AWARDS        OPTIONS/SARS    PAYOUTS     SATION
-----------       -----    ----------    -----    ------      ------------- ------------    -------     -------
Eric W.           1999     $ 93,600        -0-    10,050(1)   -0-                -0-          -0-        -0-
Deckinger         1998     $ 93,600        -0-    10,050(1)   -0-                -0-          -0-        -0-
President

(1) Car Allowance


Employment Agreements

         The Company does not have an employment contract with any of its employees.

Employee Stock Option Plan

         The Company believes that equity ownership is an important factor in its ability to attract and retain skilled personnel, and the Board of Directors of the Company may adopt an employee stock option program. The purpose of the stock option program will be to further the interest of the Company, its subsidiaries and its stockholders by providing incentives in the form of stock options to key employees and directors who contribute materially to the success and profitability of the Company. The grants will recognize and reward outstanding individual performances and contributions and will give such persons a proprietary interest in the Company, thus enhancing their personal interest in the Company's continued success and progress. This program will also assist the Company and its subsidiaries in attracting and retaining key employees and directors.

Item 7.  Certain Relationships and Related Transactions.

         The current Board of Directors of the Company has adopted a policy that Company affairs will be conducted in all respects by standards applicable to publicly-held corporations and that the Company will not enter into any transactions and/or loans between the Company and its officers, directors and 5% stockholders, unless the terms are no less favorable than could be obtained from independent third parties and unless such transactions are approved by a majority of the independent disinterested directors of the Company.

         In November, 1998, the Company issued 10,000,000 shares of common stock to Atlas Marketing Association, Inc. for cash consideration of $950,000 pursuant to an exemption under Rule 504 of Regulation D of the Act. Atlas was an accredited investor. The Company believes that Atlas had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.

         In November, 1998 the Company issued 7,500,000 shares of common stock to Eric W. Deckinger in exchange for the assumption by Mr. Deckinger, a Director and President of the Company of $750,000 of the Company's debt to third parties. The Company believes that Mr. Deckinger had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.

         In May, 1999, the Company issued 862,158 shares of nonvoting preferred stock to MJ Shulman, Inc. in exchange for $862,158 of the Company's debt held by and loaned by MJ Shulman, Inc.. The Company believes that MJ Shulman, Inc. had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that MJ Shulman, Inc. was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.

Item 8.  Description of Securities.


         The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $.001 par value. As of March 23, 2000, the Company had issued and outstanding 19,415,000 shares of common stock and 862,158 shares of Series A preferred stock.


         The following summary description of the securities of the Company is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are filed as exhibits to this Form 10-SB.

Common Stock

         The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company. The holders of common stock have the sole right to vote, except as otherwise provided by law or by the Articles of Incorporation. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. The election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.

         The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor only after accrued dividends are paid to holders of preferred stock and other senior securities. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them subject to the rights of holders of preferred stock and other senior securities.

Preferred Stock

         There have been designated 1,000,000 shares of Series A Preferred
Stock (the "Preferred Stock"). The Preferred Stock has a stated value of $1.00 per share. The holders of Preferred Stock are entitled to receive dividends at the rate of 5% per annum payable semi-annually, in arrears. At the sole discretion of the Company, the dividends may be paid in cash, or by the in-kind payment of common stock. A cash dividend shall only be made out of funds legally available therefor. If dividends are paid in common stock, the value of the in-kind common stock shall be the Current Market Price (as defined below). In the event the Company fixes a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution with respect to the Common Stock payable in (i) securities of the Company other than shares of Common Stock or (ii) assets, then and in each such event the holders of Preferred Stock shall receive, at the same time such distribution is made with respect to Common Stock, the number of securities or such other assets of the Company which they would have received had their Preferred Stock been converted into Common Stock immediately prior to the record date for determining holders of Common Stock entitled to receive such distribution.

         The Preferred Stock is not convertible into any security of the Company. The Preferred Stock shall have no voting rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to receive out of assets of the Corporation available for distribution to stockholders, before any distribution of assets is made to holders of any other class of capital stock of the Corporation, an amount equal to $1.00 per share, plus accumulated and unpaid dividends thereon to the date fixed for distribution.

         At or before May 31, 2004, if there is a transaction resulting in any person or group acquiring beneficial or pecuniary ownership of 50% or more of the common equity of the Corporation, then the Corporation, at its sole discretion, may redeem any and/or all of the shares of Series A Preferred Stock as may be outstanding, upon thirty days written notice to holders. In such event, the Redemption Price for each share of Series A Preferred Stock shall be $3.00, plus cash payment for accumulated and unpaid dividends thereon to the date fixed for redemption. At any time after May 31, 2004, the Corporation, at its sole discretion, may redeem any and/or all of the shares of Series A Preferred Stock as may be outstanding, upon thirty days written notice to holders. The Redemption Price for each share of Series A Preferred Stock shall be $1.40, plus cash payment for accumulated and unpaid dividends thereon to the date fixed for redemption. The Company has issued and outstanding 862,158 shares of Preferred Stock.

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Stock and
                  Other Shareholder Matters.

         The Company's common stock is currently traded on the over-the-counter bulletin board ("OTCBB") under the symbol "MOSS." The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for the common stock of the Company as reported on the OTCBB . The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions.

         To the best of the Company's knowledge, from March 31, 1997 to May 31, 1998, no broker-dealer made an active market or regularly submitted quotations for the Company's stock, and that during this period, there was only a de minimis and infrequent number of trades and de minimis trading volume.

                                    HIGH                     LOW
QUARTER ENDED                       BID                      BID
------------------                  -----                    -----

August 31, 1997                    $    (*)                  $   (*)
November 30, 1997                  $    (*)                  $   (*)
February 28, 1998                  $    (*)                  $   (*)
May 31, 1998                       $    (*)                  $   (*)

August 31, 1998 (**)               $ 25.00                   $   1.25
November 30, 1998 (**)             $  1.87                   $    .40
February 28, 1999                  $  6.00                   $  3-7/8
May 31, 1999                       $  4-1/8                  $   3.00

August 31, 1999                    $  3-3/8                  $   2.00
November 30, 1999                  $ 2-3/16                  $    3/8

-----------
(*) During this period, there were only a de minimis and infrequent number of trades and a de minimis trading volume.

(**) Pre-reverse split. On December 21, 1998 The Company executed a 10 to 1 reverse split of its Common Stock and all the share amounts in this Form 10SB are reverse split amounts.

         The bid price on the Company's common stock was $.25 per share on March 23, 2000.

         As of March 23, 2000, there were approximately 675 holders of record of the Company's common stock.

         The Company's transfer agent is Silverado Stock Transfer, Inc., 8170 Southeastern Avenue, #4-236, Las Vegas, Nevada 89123, (702) 263-0920.

Dividend Policy

         The Company has not paid, and the Company does not currently intend to pay cash dividends on its common stock in the foreseeable future. The current policy of the Company's Board of Directors is for the Company to retain all earnings, if any, to provide funds for operation and expansion of the Company's business. The declaration of dividends, if any, will be subject to the discretion of the Board of Directors, which may consider such factors as the Company's results of operations, financial condition, capital needs and acquisition strategy, among others.

Item 2.  Legal Proceedings.

         None.

Item 3.  Changes in and Disagreements With Accountants.

         Mr. Kurt D. Saliger, C.P.A. ("Saliger"), conducted the audits of the Company for the years ended December 31, 1997 and 1996. Saliger was dismissed on December 21, 1998. There were no disagreements on accounting matters or financial disclosures. Kurt D. Saliger, C.P.A. has provided the Company with a letter pursuant to Rule 304 of Regulation S-B.

         (a) On December 21, 1998, the Company engaged Sweeney, Gates & Co.("Sweeney, Gates") as its independent accountant. The decision to engage Sweeney, Gates as the Company's independent accountant was approved by the President of the Company. The decision to change auditors was based on the Company's relocation of its executive offices to Florida.

         (b) In a report dated March 2, 1998 Saliger reported on the Company's financial statements as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the year then ended. The report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles.

         (c) Since December 31, 1997 and through the present, there were no reportable events requiring disclosure pursuant to Item 304 of Regulation S-B.

         (d) Effective December 21, 1998, the Company engaged Sweeney, Gates as its independent accountant. During the two calendar years ended December 31, 1997, and through December 21, 1998, neither the Company nor anyone on its behalf consulted Sweeney, Gates regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Sweeney, Gates provided to the Company a written report or oral advice regarding such principles or audit opinion.

Item 4.  Recent Sales of Unregistered Securities.

         During the past three years, the following transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof except as otherwise indicated below. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

         In November, 1998 the Board of Directors issued 120,000 shares of common stock to Coventry Industries Corp. to complete the previous acquisition of LPS from Coventry pursuant to an agreement dated May 28, 1999 between the Company and Coventry. Based upon the market value of the Company's common stock at the time of the transaction, the transaction would be valued at $2,400,000. For accounting purposes, however, the transaction was accounted for as a reverse merger. As such, the financial statements of the Company reflect the assets, liabilities and operations of LPS as if it had been the reporting entity since inception. The Company believes that Coventry had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the receipt of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition. Transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as Amended ("Act") as provided in Section 4(2) thereof.


         In November, 1998 the Company issued 7,500,000 shares of common stock to Eric W. Deckinger in exchange for the assumption by Mr. Deckinger, a Director and President of the Company of $750,000 of the Company's debt to third parties. The Company believes that Mr. Deckinger had knowledge and experience in financial and business matters which allowed him to evaluate the merits and risk of the receipt of these securities of the Company, and that he was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties. Transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as Amended ("Act") as provided in Section 4(2) thereof.

         In November, 1998 the Company issued 80,000 shares of common stock valued at $8,000, to three persons who provided professional services to the Company. The Company believes that each of these persons had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company. All of these persons were providers of professional services to the Company and in such capacity they were knowledgeable about the Company's operations and financial condition. Transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as Amended ("Act") as provided in Section 4(2) thereof.

         In November, 1998, the Company issued 10,000,000 shares of common stock to Atlas Marketing Association, Inc. for cash consideration of $950,000 pursuant to an exemption under Rule 504 of Regulation D of the Act. Atlas was an accredited investor. The Company believes that Atlas had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties.

         In May, 1999, the Company issued 862,158 shares of nonvoting preferred stock to MJ Shulman, Inc. in exchange for $862,158 of the Company's debt held by and loaned by MJ Shulman, Inc. The Company believes that MJ Shulman, Inc. had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company. The Company believes that MJ Shulman, Inc. was knowledgeable about the Company's operations and financial condition. The terms and conditions of this financing were determined by the parties through arms length negotiations and the Company believes the terms are no less favorable to the Company than terms attainable from unaffiliated third parties. Transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as Amended ("Act") as provided in Section 4(2) thereof.

In December 1999, the Company raised $125,000 from five investors by issuing debt and warrants. The Company also issued 250,000 warrants in connection with the same transaction. The warrants have an exercise price of $.05 per share and expire on December 2001. The Company believes that the investors had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition. Transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 as Amended ("Act") as provided in
Section 4(2) thereof.

In October 1999 the Company issued 600,000 shares of common stock upon the exercise by one investor of 600,000 warrants to purchase common stock. The exercise price of each warrant was $.10 per share and the Company received $60,000 in cash. The Company believes that the investor had knowledge and experience in financial and business matters which allowed it to evaluate the merits and risk of the purchase of these securities of the Company, and that it was knowledgeable about the Company's operations and financial condition. Transactions were effected by the Company in reliance upon exemptions from registration under the Securities Act of 1933 and Amended ("Act") as provided in
Section 4(2) thereof.

Item 5.  Indemnification of Directors and Officers.

         The following summary description of material provisions of the Company's Articles of Incorporation and Bylaws is qualified in its entirety by reference to the Articles of Incorporation ("Articles") and the Bylaws of the Company, copies of which are included as exhibits to this Form 10-SB.

         The Company's Articles of Incorporation, Article 10, provides that no Director or Officer of the Company shall be personally liable to the corporation of any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director of officer for acts or omission which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article of the Stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Company for acts or omission prior to such repeal or modification.

         The Company's Bylaws, Article IX, provides:

         a.) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or interstate representative is or was a director, officer or employee of the Company or any company in which he served as such at the request of the Company shall be indemnified by the Company against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action suit or proceeding or in connection with any appeal therein that such officer director or employee is liable for the gross negligence of misconduct in the performance of his duties.


         b.) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of the section

         c.) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case in which there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant of the then existing rules of the American Arbitration Association.


                                    PART F/S

         The financial information required by this item is included as set forth on Page F-1.

                                    PART III

Item 1. Index to Exhibits.
All exhibits set forth below are provided herewith.

         3.1*           Articles of Incorporation and Amendments thereto.

         3.2*           By-Laws and Amendments thereto.

         4.1*           Form of Common Stock Certificate.

         4.2* Form of Certificate of the Designation, Preferences, Rights and Limitations of Series A Preferred Stock

        10.1*     LPS Acquisition Agreement dated May 28, 1998

        10.2*     Torland Acquisition agreement dated May 1999

        10.3*     Torland loan document #1

        10.4*     Torland loan document #2

        10.5*     Torland loan document #3

        10.6*     Torland loan document #4

        10.7*     Bank Loan Commitment

        16.1*     Letter on change of certifying accountant

        21.1*     Subsidiaries of the registrant

        27.1*     Financial Data Schedule for the period ended May 31, 1998

        27.2*     Financial Data Schedule for the year ended May 31, 1999.

        27.3*     Financial Data Schedule for the quarter ended August 31, 1999.

        27.4*     Financial Data Schedule for the six months ended November 30,
                  1999

--------------
*   Previously provided

Item 2.  Description of Exhibits.

                  The Exhibits required by this item are included as set forth in the Exhibit Index.


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     American Group, Inc.

March 30, 2000                              By /s/ Eric W. Deckinger
                                                 ---------------------------
                                                     Director and President

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS



                                TABLE OF CONTENTS

                                                                          Page


Report of Independent Certified Public Accountants                         F-1

Consolidated Balance Sheets                                                F-2

Consolidated Statements of Operations                                      F-3

Consolidated Statements of Stockholders' Equity                            F-4

Consolidated Statements of Cash Flows                                      F-5

Notes to the Consolidated Financial Statements                             F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and
   the Stockholders
American Group, Inc.


We have audited the accompanying consolidated balance sheet of American Group, Inc. and subsidiaries as of May 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended May 31, 1999, and for the period June 18, 1997 (date of inception) through May 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Group, Inc. and subsidiaries, as of May 31, 1999 and the results of its consolidated operations and consolidated cash flows for the year ended May 31, 1999, and for the period June 18, 1997 (date of inception) through May 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                            Sweeney, Gates & Co.

July 22, 1999
Fort Lauderdale, Florida

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


ASSETS                                                                                  May 31,         November 30,
                                                                                          1999              1999
                                                                                        -------         ------------
                                                                                                        (unaudited)
      Current assets:
           Cash                                                                         $ 13,397              $ 250
           Accounts receivable, less allowance for doubtful accounts
               of $10,000                                                                 90,102            173,002
           Stock subscription receivable                                                 151,839                  -
           Inventory                                                                      79,009             39,436
           Prepaid expenses                                                                    -              2,070
                                                                                      ----------        -----------
               Total current assets                                                      334,347            214,758

      Property, plant and equipment, net of accumulated
           depreciation of $101,716 and $176,003 respectively                            309,082          2,888,077

      Other assets:
           Note receivable                                                               967,500                  -
           Interest receivable                                                           101,987                  -
           Equipment deposit                                                             187,500            310,500
           Goodwill, net                                                                       -          1,976,707
           Other                                                                           3,984              3,984
                                                                                      ----------        -----------
                                                                                      $1,904,400        $ 5,394,026
                                                                                      ==========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

      Current liabilities:
           Current portion of notes payable                                            $ 199,751        $ 1,244,633
           Current portion of capital lease obligation payable                            75,343             90,649
           Accounts payable and accrued expenses                                         644,769            759,538
                                                                                      ----------        -----------
               Total current liabilities                                                 919,863          2,094,820
                                                                                      ----------        -----------

      Long term liabilities:
           Long term debt less current portion                                            52,689            465,070
           Convertible long term debt                                                          -            600,000
           Long term capital lease obligation less current portion                       107,157             55,114
                                                                                      ----------        -----------
                                                                                         159,846          1,120,184
                                                                                      ----------        -----------


      Stockholders' equity:
           Preferred stock, $.001 par value, 10,000,000 shares authorized;
               862,158 issued and outstanding                                                862                862
           Common stock, $.001 par value, 50,000,000 shares authorized,
               18,115,000 and 19,415,000 shares issued and outstanding,
               respectively                                                               18,115             19,415
           Additional paid-in capital                                                  2,551,716          4,360,416
           Accumulated deficit                                                        (1,746,002)        (2,201,671)
                                                                                      ----------        -----------
               Total stockholders' equity                                                824,691          2,179,022
                                                                                      ----------        -----------
                                                                                      $1,904,400        $ 5,394,026
                                                                                      ==========        ===========

   The accompanying notes are an integral part of these Financial Statements.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                              For the period
                                                                               June 18, 1997     For the six         For the six
                                                                            (date of inception)  months ended        months ended
                                                            Year ended            through        November 30,        November 30,
                                                           May 31, 1999        May 31, 1998          1999                1998
                                                           ------------        ------------      ------------        ------------
                                                                                                  (Unaudited)         (Unaudited)

Revenue                                                   $  2,240,995          1,769,179          1,406,134          1,292,386
Cost of sales                                                2,086,746          1,462,640          1,336,168          1,040,829
                                                          ------------       ------------       ------------       ------------

Gross profit                                                   154,249            306,539             69,966            251,557

Selling, general and administrative expenses                 1,000,860          1,048,212            470,682            476,410
                                                          ------------       ------------       ------------       ------------

Operating loss                                                (846,611)          (741,673)          (400,716)          (224,853)
                                                          ------------       ------------       ------------       ------------

Other income (expenses):
   Interest expense                                           (153,420)           (87,734)           (67,954)           (45,042)
   Interest income                                              74,432                 69             12,895                 --
   Other income                                                     --             11,250                106                 --
                                                          ------------       ------------       ------------       ------------

                                                               (78,988)           (76,415)           (54,953)           (45,042)
                                                          ------------       ------------       ------------       ------------

Net loss                                                  $   (925,599)      $   (818,088)      $   (455,669)      $   (269,895)
                                                          ============       ============       ============       ============



Net loss per share, basic and fully diluted               $      (0.09)      $      (1.53)      $      (0.02)      $      (0.15)
                                                          ============       ============       ============       ============

Weighted average shares outstanding                         10,001,154            535,000         18,716,648          1,790,714
                                                          ============       ============       ============       ============

   The accompanying notes are an integral part of these Financial Statements.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                  Preferred Stock          Common Stock      Additional
                                                 -------------------  ---------------------   paid-in   Accumulated
                                                  Shares   Amount        Shares    Amount     capital     deficit        Total
                                                 -------  ----------  ---------- ----------  ----------  -----------   ----------

Balance, June 18, 1997 (date of inception)            --  $       --     150,000 $      150  $       --  $      --     $      150

     Recapitalization of American Group, Inc.         --          --     385,000        385          --       (2,315)      (1,930)

     Net loss                                         --          --          --         --          --     (818,088)    (818,088)
                                                 -------  ----------  ---------- ----------  ----------  -----------   ----------

Balance, May 31, 1998                                 --          --     535,000        535        --       (820,403)    (819,868)

     Sale of common stock                             --          --  10,000,000     10,000     940,000           --      950,000

     Conversion of notes payable                 862,158         862          --         --     861,296           --      862,158

     Conversion of notes payable                      --          --   7,500,000      7,500     742,500           --      750,000

     Common stock issued in connection with
         compensation to certain consultants          --          --      80,000         80       7,920           --        8,000

     Net loss                                         --          --          --         --          --     (925,599)    (925,599)
                                                 -------  ----------  ---------- ----------  ----------  -----------   ----------

Balance, May 31, 1999                            862,158         862  18,115,000     18,115   2,551,716   (1,746,002)     824,691

     Purchase of Torland                                                 700,000        700   1,749,300                 1,750,000

     Exercise of warrants                                                600,000        600      59,400                    60,000

     Net loss (unaudited)                             --          --          --         --          --     (455,669)    (455,669)
                                                 -------  ----------  ---------- ----------  ----------  -----------   ----------

Balance, November 30, 1999 (unaudited)           862,158  $      862  19,415,000 $   19,415  $4,360,416  $(2,201,671)  $2,179,022
                                                 =======  ==========  ========== ==========  ==========  ===========   ==========

   The accompanying notes are an integral part of these Financial Statements.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                For the period
                                                                                 June 18, 1997     For the six   For the six
                                                                              (date of inception)  months ended  months ended
                                                                 Year ended         through        November 30,  November 30,
                                                                May 31, 1999      May 31, 1998         1999          1998
                                                                ------------      ------------     ------------  ------------
                                                                                                   (Unaudited)   (Unaudited)
Cash flows from operating activities:
Net loss                                                        $  (925,599)       $  (818,088)   $  (455,669)   $  (269,895)
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation                                                   74,591             27,125         91,287         37,296
      Issuance of common stock for services                           8,000                 --                         8,000
      Recapitalization of American Group, Inc.                           --             (1,780)
      Changes in assets and liabilities
        Accounts receivable                                         137,578           (227,680)       (82,900)        36,757
        Other receivables                                           (58,320)           (43,667)       101,987        (24,933)
        Inventory                                                   (34,893)           (44,116)        19,970         15,458
        Prepaid expenses                                              7,890             (7,890)
        Other assets                                                     --             (3,984)
        Bank overdraft                                              (39,357)            39,357
        Accounts payable and accrued expenses                       252,802            391,571        183,149        115,495
                                                                -----------        -----------    -----------    -----------

     Net cash provided by (used in) operations                     (577,308)          (689,152)      (142,176)       (81,822)
                                                                -----------        -----------    -----------    -----------

Cash flows from investing activities:
      Purchase of equipment                                        (231,490)          (179,308)                           --
      Cash used in business acquisition, net of cash acquired                               --       (397,520)            --
      Deposit on new equipment                                     (187,500)                --       (123,000)       (75,000)
                                                                -----------        -----------    -----------    -----------

      Net cash used by investing activities                        (418,990)          (179,308)      (520,520)       (75,000)
                                                                -----------        -----------    -----------    -----------

Cash flows from financing activities:
       Issuance (payment) of notes receivable                      (568,500)          (399,000)      (110,000)      (344,500)
       Proceeds from notes payable and long term debt               740,208          1,281,531        600,000        552,000
       Payments on loans payable                                 (1,575,879)           (10,524)       (52,290)      (767,542)
       Proceeds from sale of common stock                         2,410,319                 --        211,839        752,120
                                                                -----------        -----------    -----------    -----------

     Net cash provided by (used in) financing activities          1,006,148            872,007        649,549        192,078
                                                                -----------        -----------    -----------    -----------

Net increase in cash                                                  9,850              3,547        (13,147)        35,256

Cash at beginning of year                                             3,547                 --         13,397          3,547
                                                                -----------        -----------    -----------    -----------

Cash at end of year                                             $    13,397        $     3,547    $       250    $    38,803
                                                                ===========        ===========    ===========    ===========

Supplemental disclosure of cash flow information:

    Cash paid during the year for interest                      $   145,434        $    87,732    $    67,954    $    45,042
                                                                ===========        ===========    ===========    ===========
    Cash paid during the year for taxes                         $        --        $        --    $        --    $        --
                                                                ===========        ===========    ===========    ===========

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

     In November 1998 the Company issued 7,500,000 shares of common stock to its President in exchange for $750,000 of Debt assumed by the President; On May 31, 1999 the Company issued 862,158 shares of preferred stock to an invesment banker in exchange for $862,158 of debt and accrued interest due the investment banker; The Company issued 80,000 shares of common stock at $.10 per share (market value) in exchange for professional services rendered to the Company; On August 15, 1999 the Company issued 700,000 shares of common stock in connection with the acquisition of Torland.

   The accompanying notes are an integral part of these Financial Statements.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - American Group, Inc. (the "Company") was incorporated on October 14, 1994, under the laws of the State of Nevada. The Company was inactive and in the development stage until May 31, 1998, when it purchased LPS Acquisition Corp. ("LPS") and Lator International, Inc. ("Lator"). LPS and Lator were affiliated with each other through common loans and advances prior to the May 31, 1998 transaction. The Company changed its year-end from December 31 to May 31, effective May 31, 1998. On May 31, 1998, the Company acquired all the common stock of LPS for 120,000 shares of the Company's stock and assumption of accounts payable, accrued expenses and notes payable. In addition, the Company purchased all the common stock of Lator for 30,000 shares of the Company's stock and assumption of accrued expenses and notes payable. These acquisitions were treated as reverse mergers. LPS wholesales custom blended soil mixes to customers in Florida. Lator had no transactions except notes receivable and payable. Lator owns the right to purchase 9006-1974 Quebec, Inc. ("Torland"), a Canadian entity that controls leases for a peat bog and operates a facility that harvests and packages peat.

Principles of consolidation - The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Inventory - Finished products and work in process are stated at lower of cost or net realizable value. Provision for potentially unsaleable inventory is made based upon management's analysis of inventory levels and future sales forecasts.

Property, plant, and equipment - Property, plant, and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of, are relieved from the accounts, and the resulting gains or losses are reflected in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. The Company periodically evaluates the recoverability of its long-lived assets, comparing the respective carrying values to the current and expected future cash flows to be generated from such assets. The recoverability of property, plant, and equipment, are evaluated on a separate basis for the Company and each acquisition.

Goodwill - Goodwill represents the excess of the cost of a company acquired over the fair value of their net assets at the date of acquisition. Goodwill is being amortized on the straight-line basis over 30 years. There was no amortization expense for the fiscal year ended May 31, 1999, since that was the date of the acquisition. Amortization expense for the six months ended November 30, 1999 was $28,120.

Income tax - Income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when it is more likely than not that some or all of the deferred tax assets will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income (loss) per share - The Company accounts for earnings per share according to Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires presentation of basic and diluted earnings or loss per share. Shares related to convertible securities and notes were excluded from the computation of net loss per share because the effect of inclusion would be anti-dilutive due to the Company's net loss. Earnings or loss per share is computed by dividing net income or loss by the weighted average number of shares outstanding during the period.

Fair value of financial instruments - The fair value of the Company's financial instruments such as accounts receivables, accounts payable, and notes payable approximate their carrying value.

Foreign currency translation - The effects of translating to U.S. dollars the financial statements of a Canadian subsidiary, whose functional currency is the Canadian dollar, are included in comprehensive income. Assets and liabilities are translated at period ended exchange rates, while revenues and expenses are translated at average rates for the period.

Unaudited interim financial statements - The accompanying financial statements of the Company for the six months ended November 30, 1999 and 1998 are unaudited, but, in the opinion of management, reflect the adjustments, all of which are of a normal recurring nature, necessary for a fair presentation of such financial statements in accordance with generally accepted accounting principles. The results of operations for an interim period are not necessarily indicative of the results for a full year.


2.       GOING CONCERN

The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining capital and commencing profitable operations. During the interim, the Company must continue to operate on cash flows generated from loans and raising capital. The Company experienced a loss of $925,599 for the year ended May 31, 1999, and has a negative working capital of $585,516. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are to raise capital,

                 AMERICAN GROUP, INC. AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.       GOING CONCERN (continued)

become profitable by integrating its operations with Torland and increase efficiency by relocating its operations to a new facility in Homestead, Florida, near its customer base. Additionally, the Company plans, upon integration with Torland, to begin utilizing this new facility, which management believes will substantially decrease its operating costs. Management believes these efforts will generate positive cash flow.


3.       ACQUISITIONS

On August 18, 1997, the Company's subsidiary, LPS, purchased the assets and liabilities of Kedac, Inc. On May 31, 1998, the Company acquired all the common stock of LPS for 120,000 shares of the Company's stock and assumption of accounts payable, accrued expenses and notes payable. In addition, the Company (which had no operations at the time of the transaction) purchased all the common stock of Lator for 30,000 shares of the Company's stock and assumption of accrued expenses and notes payable. For accounting purposes, the transaction was accounted for as a "reverse merger". As such, the financial statements of the Company reflect the assets, liabilities and operations of LPS and Lator as if they had been the reporting entities since inception.

The Company acquired Torland on August 15, 1999 (See Note 4). Torland is a Canadian sphagnum peat moss bog and processing facility. The acquisition was accounted for as a purchase. The results of operations of Torland are included in the consolidated statement of operations of the Company for the period August 16, 1999 through November 30, 1999.

The purchase required the Company to pay $400,000 at the time of closing and an additional $835,000 during the following year. The Company is presently trying to raise the capital needed to fund the balance of the transaction in an exempt offering of debt. There can be no assurance that the Company will be successful with this or any other activity to raise additional capital. In addition, the Company issued 700,000 shares of its common stock to the seller valued at $1,750,000.

The purchase price was allocated as follows (unaudited):

         Current assets                                       $   287,699
         Property, plant and equipment                          2,312,773
         Sphagnum Peat Reserves                                   257,280
         Goodwill                                               1,993,707
         Other assets                                             102,256
         Liabilities assumed                                    (783,895)
                                                              -----------

                                                              $ 4,169,820
                                                              ===========

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.       ACQUISITIONS (continued)

Payment consisted of the following (unaudited):

         Common stock                                         $ 1,750,000
         Note receivable                                        1,077,500
         Interest                                                 107,320
         Cash                                                     400,000
         Note payable                                             835,000
                                                              -----------

                                                              $ 4,169,820
                                                              ===========

The following unaudited pro forma summary presents the consolidated results of operations of the Company for the year ended May 31, 1999 as if the acquisition had occurred on June 1, 1998:

         Revenue                    $ 2,983,115

         Net loss                   $   924,071

         Net loss per share         $     (0.09)


4.       NOTE RECEIVABLE - TORLAND

The note receivable consisted of the following at May 31, 1999:



      10% demand note receivable due from 9006-1474,
          Quebec, Inc.                                        $ 967,500
                                                              =========


At May 31, 1999, $101,987 was due the Company for interest. This amount was classified as long term since it would be used for the acquisition of Torland's peat reserves.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.       PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment consisted of the following at May 31, 1999 and November 30, 1999:

                                                                                 Estimated
                                          May 31, 1999   November 30, 1999      Useful Life
                                          ------------   -----------------      -----------
                                                           (unaudited)

      Machinery and equipment              $ 279,134       $  1,220,628            5 years
      Furniture and fixtures                  19,300             19,300           10 years
      Building                                                  275,611           20 years
      Vehicles                               112,364            207,871            3 years
      Land Improvements                            -          1,083,390         8-17 years
      Sphagnum Peat Reserves                       -            257,280           20 years
                                           ---------       ------------
                                             410,798          3,064,080

      Accumulated depreciation              (101,716)          (176,003)
                                           ---------       ------------

                                           $ 309,082       $  2,888,077
                                           =========       ============


Depreciation expense for the year ending May 31, 1999 was $74,591 and $21,287 for the six months ending November 30, 1999.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6.       DEBT

Notes payable at May 31, 1999 and November 30, 1999 were as follows:

                                                                                          May 31,    November 30,
                                                                                           1999         1999
                                                                                         --------    ------------
                                                                                                     (unaudited)

         Demand note, non-interest bearing, due to the President                         $ 17,425         1,589

         Demand note,  non-interest  bearing,  due to an  individual,
         payable in monthly installments of $1,500                                         27,160        21,160

         Note payable, 10% interest, due to a finance company, payable in monthly
         installments of $1,992 due October 2002, secured by 1998 dump truck               70,355        61,742

         Demand note payable, 10% interest due to an individual, guaranteed by
         American Risk Management Group and the President collateralized by
         accounts receivable and inventory                                                137,500       137,500

         Note payable, 8% interest due to Jennica Development Limited, collateralized by the Torland lease agreements, due in installments of
         $200,000 on October 28, 1999, $70,000 on November 15, 1999, $200,000 on
         January 15, 2000 and May 15, 2000 and $165,000 on August 17, 2000                              835,000

         Notes payable, Canadian Prime plus 1.5%, due to banks in monthly installments in United States dollars through April, 2003,
         collateralized by Torland equipment                                                  --        652,712
                                                                                       ---------      ---------


                                                                                         252,440     1,7009,703
                                                                                       ---------      ---------

         Less: current maturities                                                       (199,751)   (1,244,633)
                                                                                       ---------      ---------

                                                                                       $  52,689      $ 465,070
                                                                                       =========      =========

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6.          DEBT (continued)

Maturities of long-term debt at May 31, 1999 are as follows:

      2000                                                      $    199,751
      2001                                                            19,516
      2002                                                            21,560
      2003                                                            11,613
                                                                ------------

                                                                $    252,440
                                                                ============



7.       CONVERTIBLE NOTE PAYABLE

On July 29, 1999, the Company borrowed $600,000 from an individual, guaranteed by the President, at 10% interest. Interest is payable quarterly. The principal is due in July 2004. This note is convertible, at any time, all or in part into 1,200,000 shares of the Company's common stock.

8.       CAPITAL LEASE OBLIGATIONS

The Company leases certain operating equipment, which were accounted for as capital leases. At May 31, 1999, the equipment and accumulated depreciation were as follows:



      Machinery and equipment                                   $    225,887
         Less:  accumulated depreciation                             (31,103)
                                                                ------------

                                                                $    194,784
                                                                ============

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


8.       CAPITAL LEASE OBLIGATIONS (continued)

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of May 31, 1999:

      2000                                                     $    105,953
      2001                                                           64,177
      2002                                                           22,401
      2003                                                           22,401
      2004                                                            3,734
                                                               ------------

      Total minimum lease payments                                  218,666
         Less:  amount representing interest                        (36,166)
                                                               ------------

      Present value of net minimum lease payments                   182,500
         Less:  current portion                                     (75,343)
                                                               ------------

                                                               $   107,157
                                                               ============


9.            OPERATING LEASES

The Company has various operating leases with terms from one to six years. Expenses for the leases for the year ended May 31, 1999 totaled $147,460. The Company conducts its operations from a leased facility which is renewed on a month to month basis pending the Company's relocation to its new facility in Homestead, Florida.

Future minimum rental payments for operating leases with initial or remaining noncancelable lease terms in excess of one year are as follows at May 31, 1999:


                      2000                               $       54,185
                      2001                                       54,185
                      2002                                       29,216
                      2003                                       22,362
                      2004                                        1,863
                                                          -------------

                 Total minimum payments                   $     161,811
                                                          =============

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10.      ISSUANCE OF COMMON STOCK

Equity transactions prior to the acquisition of LPS

In November 1994, the Company issued 30,000 shares of common stock for $7,500. In June 1996, the Company issued 10,000 shares of common stock for $12,503. In October 1996, the Company issued 100,000 shares of common stock for $25,000. On April 19, 1997, the board of directors approved, effective immediately, a forward stock split of 25 to 1; increasing the number of common shares outstanding from 140,000 to 3,500,000.

On December 18, 1997, the board of directors approved, effective immediately, a forward stock split of 1.1 to 1; increasing the number of common shares outstanding from 3,500,000 to 3,850,000. As a result of the acquisition of LPS and the recapitalization of the Company, the prior owners of the Company retained 385,000 shares of common stock.

Equity transactions after acquisition of LPS

On November 16, 1998, the Company approved a reverse stock split of 1 to 10, decreasing the number of common shares outstanding from 3,850,000 to 385,000. This reverse split has been retroactively applied to all periods presented.

On November 16, 1998, the Company sold 10,000,000 shares of common stock for consideration of $950,000, pursuant to an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended. In connection with this transaction, stock subscriptions receivable were $151,839 at May 31, 1999. This amount was received by the Company during June 1999. In November 1998, the Company also issued 7,500,000 of common stock to its President, in exchange for $750,000 of debt due to the President (See Note 6). The Company issued 80,000 shares of common stock at $.10 per share in exchange for professional services rendered to the Company.


11.      PREFERRED STOCK

On May 31, 1999, the Company issued 862,158 shares of preferred stock to an investment banker, in exchange for $862,158 of debt and accrued interest. The terms of the preferred stock include a 5% non-cumulative dividend, payable in stock or cash. The Company has the right to redeem the preferred stock at 140% if the Company is not sold or at 300% if the Company is sold.

                      AMERICAN GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


12.      INCOME TAXES

The Company had available at May 31, 1999, a net operating loss carry-forward for federal and state tax purposes of approximately $926,000 which could be applied against taxable income in subsequent years through 2019. The tax effect of the net operating loss is approximately $350,000, and a full valuation allowance has been recorded, since realization is uncertain.


13.      COMMITMENTS AND CONTINGENCIES

LPS, which was acquired on May 31, 1998, had a lease for its operating facilities that expired on December 31, 1998. LPS continues to occupy the facility on a month-to-month basis. The Company will have to relocate in 1999. Management has completed negotiations for the new facility. The Company also deposited $187,500 as of May 31, 1999 and $310,500 as of November 30, 1999, for equipment to be used in its operating facilities


14.      CONCENTRATION OF SUPPLIER AND SALES

The Company purchases its sphagnum peat moss from Torland, which it purchased on August 15, 1999.

During fiscal 1999 and 1998, the Company purchased approximately $290,000 and $145,000, respectively, of sphagnum peat moss from Torland and had accounts payable to Torland at May 31, 1999 and 1998 of $264,126 and $145,160, respectively.


15.      SUBSEQUENT EVENTS (UNAUDITED)

In connection with its acquisition of Torland, the Company is obligated to pay, in addition to the $400,000 it paid at the time of closing, an additional $835,000 as follows: $200,000 on October 15, 1999; $70,000 on November 15, 1999;
$200,000 on January 15, 2000; $200,000 on May 15, 2000; and $165,000 on August
17, 2000.

The Company has not made the October and November 1999 and January 2000 payments. The Company and representatives of the former shareholders of Torland are presently negotiating a written extension on the payment of this obligation. The Company has not been provided with any notice of default under this obligation, and believes that it will be able to negotiate a written extension for the payment of its obligation to the former shares of Torland. No assurance, however, can be given that the Company will be successful in negotiating an extension of its payment obligations or that, if successful, it will be able to raise the additional capital necessary to make this payment.

On March 9, 2000 the Company borrowed $100,000 from an individual, guaranteed by the president, at 9% interest. Interest is payable monthly. The principal is due on September 9, 2000. In addition, the maker of the note has entered into an agreement with the Company to provide an additional $400,000 in capital. These funds are specifically designated for the Company's new soil blending plant.

On March 13, 2000, the Company borrowed $750,000 from an individual at 9% interest. The principal and accrued interest is due on September 7, 2000.

                      9006-1474 QUEBEC INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEAR ENDING MAY 31, 1999



                                TABLE OF CONTENTS

                                                                            Page


Report of Independent Certified Public Accountants                           F-1

Consolidated Balance Sheet                                                   F-2

Consolidated Statement of Operations                                         F-3

Consolidated Statement of Stockholder's Equity                               F-4

Consolidated Statement of Cash Flows                                         F-5

Notes to the Consolidated Financial Statements                               F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and
the Stockholder
9006-1474 Quebec Inc. and subsidiary



We have audited the accompanying consolidated balance sheet of 9006-1474 Quebec Inc. and subsidiary as of May 31, 1999, and the related consolidated statements of operations, stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 9006-1474 Quebec Inc. and subsidiary as of May 31, 1999, and the consolidated results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.


The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                                            Sweeney, Gates & Co.

Fort Lauderdale, Florida
January 18, 2000

                      9006-1474 QUEBEC INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                  MAY 31, 1999
                               (CANADIAN DOLLARS)



ASSETS
      Current assets:
         Cash                                                          $     6,171
         Accounts receivable                                               435,239
         Inventory                                                          30,159
         Prepaid expenses                                                    3,184
                                                                       -----------
           Total current assets                                            474,753

      Property, plant and equipment, net of accumulated
         depreciation of $494,848                                        1,853,262

      Notes receivable - officer                                           295,892
                                                                       -----------
                                                                       $ 2,623,907
                                                                       ===========

LIABILITIES AND STOCKHOLDER'S DEFICIT

      Current liabilities:
         Cash overdraft                                                $    18,076
         Current portion of notes payable                                  959,223
         Current portion of capital lease obligation payable                59,259
         Accounts payable and accrued expenses                             303,041
         Income tax payable                                                 82,437
                                                                       -----------
           Total current liabilities                                     1,422,036
                                                                       -----------

      Long term liabilities:
         Due to related party                                            1,628,562
         Long term debt less, current portion                              414,227
         Long term capital lease obligation, less current portion           44,257
                                                                       -----------
                                                                         2,087,046
                                                                       -----------

      Stockholder's deficit:
         Preferred stock, no par value, unlimited shares authorized,
           963,597 issued and outstanding                                  963,597
         Common stock, no par value, unlimited shares authorized,
           10 shares issued and outstanding in 1999                            100
         Other comprehensive income                                          1,718
         Accumulated deficit                                            (1,850,590)
                                                                       -----------
           Total stockholder's deficit                                    (885,175)
                                                                       -----------
                                                                       $ 2,623,907
                                                                       ===========


   The accompanying notes are an integral part of these financial statements.

                      9006-1474 QUEBEC INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                         FOR THE YEAR ENDED MAY 31, 1999
                               (CANADIAN DOLLARS)



Revenue                                        $ 534,783
Cost of sales                                    141,211
                                               ---------
Gross profit                                     393,572

Selling, general and administrative expenses     882,178
                                               ---------
Operating loss                                  (488,606)
                                               ---------
Other expenses:
     Interest expense                           (262,435)
     Other income                                  4,399
                                               ---------
                                                (258,036)
                                               ---------
Net loss                                       $(746,642)
                                               =========




   The accompanying notes are an integral part of these financial statements.

                      9006-1474 QUEBEC INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                         FOR THE YEAR ENDED MAY 31, 1999
                               (CANADIAN DOLLARS)



                                        Preferred Stock            Common Stock
                                      -------------------       -------------------
                                      Shares       Amount       Shares       Amount
                                      ------       ------       ------       ------
Balance, June 1, 1998                963,597    $   963,597       10        $  100

Net loss                                  --             --       --            --

Other comprehensive loss -
     foreign currency translation
     adjustments                          --             --       --            --

                                     -------    -----------       --        ------
Balance, May 31, 1999                963,597    $   963,597       10        $  100
                                     =======    ===========       ==        ======

[RESTUBBED]

                                      Comprehensive     Accumulated
                                         Income          deficit        Total
                                      -------------    ------------  ------------
Balance, June 1, 1998                    $    --       $(1,103,948)  $  (140,251)

Net loss                                      --          (746,642)     (746,642)

Other comprehensive loss -
     foreign currency translation
     adjustments                           1,718                --         1,718

                                         -------       -----------   -----------
Balance, May 31, 1999                    $ 1,718       $(1,850,590)  $  (885,175)
                                         =======       ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                      9006-1474 QUEBEC, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                         FOR THE YEAR ENDED MAY 31, 1999
                               (CANADIAN DOLLARS)



Cash flows from operating activities:
Net loss                                                              $  (746,642)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation                                                        157,486
      Currency exchange rate gain                                          (4,935)
      Changes in assets and liabilities:
        Accounts receivable                                              (223,305)
        Prepaid expenses                                                   21,457
        Bank overdraft                                                    (30,035)
        Accounts payable and accrued expenses                               3,184
        Income tax payable                                                 59,380
                                                                        ---------
      Net cash used in operations                                        (763,410)
                                                                        ---------
Cash flows from investing activities:
      Payments on loan to officer                                          41,475
      Purchase of equipment                                               (46,725)
                                                                        ---------
      Net cash used by investing activities                                (5,250)
                                                                        ---------
Cash flows from financing activities:
      Proceeds from notes payable                                         651,045
      Proceeds from capital lease                                          45,154
      Proceeds from related parties                                       847,235
      Payments to related party                                           (25,211)
      Payments on capital leases payable                                  (54,209)
      Payments on loans payable                                          (690,679)
                                                                        ---------
      Net cash provided by financing activities                           773,335
                                                                        ---------
Net decrease in cash                                                        4,675

Effect of currency exchange rate changes
  on cash                                                                     (82)

Cash at beginning of year                                                   1,578
                                                                      -----------
Cash at end of year                                                   $     6,171
                                                                      ===========
Supplemental disclosure of cash flow information:
    Cash paid during the year for interest                            $   145,831
                                                                      ===========
    Cash paid during the year for taxes                               $        --
                                                                      ===========




   The accompanying notes are an integral part of these financial statements.

                      9006-1474 QUEBEC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - 9006-1974 Quebec Inc. ("the Company"), is a Canadian entity incorporated under the Quebec Companies Act, that leases peat bogs and operates a facility that harvests, packages and ships sphagnum peat moss. Its wholly owned subsidiary, Torland, Inc. (the "Subsidiary") was incorporated on August 16, 1996, under the laws of the state of Florida. The Subsidiary's purpose is to facilitate currency exchange transactions for the Company in the United States. Unless otherwise indicated, all references to the Company refer to the Company and its subsidiary.

Basis of presentation and currency - The financial statements and footnotes are prepared in accordance with U. S. generally accepted accounting principles. The financial statements and all references to dollar figures in the footnotes, except Note 3, are presented in Canadian dollars. Footnote 3 translates a condensed version of the financial statements to U. S. dollars.

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Accounts receivable - The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is recorded. If an amount becomes uncollectable, an expense is charged to operations.

Inventory - Finished products and work in process are stated at lower of cost (average cost method) or net realizable value. Provision for potentially unsaleable inventory is made based upon management's analysis of inventory levels and future sales forecasts.

Property, plant, and equipment - Property, plant, and equipment are stated at cost. Depreciation is computed over the estimated useful lives of depreciable assets using a declining balance method. The Company periodically evaluates the recoverability of its long-lived assets, comparing the respective carrying values to the current and expected future cash flows to be generated from such assets. The recoverability of property, plant, and equipment, are evaluated on a separate basis for the Company and each acquisition.

Income tax - The Company accounts for Canadian income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the

                              9006-1474 QUEBEC INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments - The fair value of the Company's financial instruments such as accounts receivables, accounts payable, and notes payable approximate their carrying value.


2. GOING CONCERN


The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining capital and commencing profitable operations. During the interim, the Company must continue to operate on cash flows generated from loans and raising capital. The Company experienced a loss of $746,642 for the year ended May 31, 1999, and has negative working capital of $947,283 and a deficit of capital of $885,175 at May 31, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are to raise capital, become profitable by integrating its operations with the American Group, Inc. ("American") (see Note 10). Management believes these efforts will generate positive cash flow. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.



3. PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment consisted of the following at May 31, 1999:

                                                                  Estimated
                                                                Useful Lives
                                                                ------------
      Machinery and equipment              $   1,458,161          15 years
      Building                                   424,017          20 years
      Developed peat reserves                    318,998          20 years
      Vehicles                                   146,934           3 years
                                           -------------
                                               2,348,110

      Less: Accumulated depreciation            (494,848)
                                           -------------

                                           $   1,853,262
                                           =============

Depreciation expense for the year ending May 31, 1999 was $157,486.

                              9006-1474 QUEBEC INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. DEBT

Notes payable consisted of the following at May 31, 1999:

      Line of credit, due on demand, Canadian prime plus 1.5% interest, due to a bank, interest payable monthly, due on demand, secured by accounts
      receivable and inventory                                                          $    180,000

      Term loan payable, Canadian prime plus 1.5% interest, due to a bank, payable in monthly installments of $4,167 plus interest, due May 2000,
      secured by equipment, and the personal guarantee of the President                       54,167

      Loan payable, Canadian prime plus 1.25% interest, due to a bank, payable in monthly installments of $1,667 plus interest, due August 2001, secured
      by a general lien on movable equipment                                                  45,000

      Loan payable, Canadian prime plus 1.5% interest, due to a bank, payable in monthly installments of $2,750 plus interest, due April 2000, secured by
      equipment, and the personal guarantee of the President                                 114,500

      10% demand note payable due from a corporation                                         495,800

      Term loan payable, Canadian prime plus 1% interest, due to a bank, payable in monthly installments of $5,952 plus interest, due July 2002, secured by
      equipment, and the personal guarantee of the President                                 375,000

      Loan payable, 7.8% interest, due to a finance company, payable in monthly installments of $2,767 principal and interest, due July 2002, secured by
      equipment                                                                              108,983
                                                                                        ------------
                                                                                           1,373,450

      Less current portion of notes payable                                                 (959,223)
                                                                                        ------------
                                                                                        $    414,227
                                                                                        ============

                              9006-1474 QUEBEC INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. DEBT (continued)

Maturities of long-term debt are as follows:

                                2000                   $  959,223
                                2001                      118,862
                                2002                      106,068
                                2003                      189,297
                                                       ----------
                                                       $1,373,450
                                                       ==========


5. CAPITAL LEASE OBLIGATIONS

Torland leases certain operating equipment that are recorded as capital leases. At May 31, 1999, the equipment and accumulated depreciation represented by the capital leases were as follows:



      Machinery and equipment                         $    183,117
         Less:  accumulated depreciation                   (15,302)
                                                      ------------
                                                      $    167,815
                                                      ============

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of May 31, 1999:

                            2000                            $        70,127
                            2001                                     43,591
                            2002                                      8,968
                                                            ---------------

       Total minimum lease payments                                 122,686
          Less:  amount representing interest                       (19,170)
                                                             --------------

      Present value of net minimum lease payments                   103,516
         Less:  current portion                                     (59,259)
                                                             --------------
                                                             $       44,257
                                                             ==============

                              9006-1474 QUEBEC INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. INCOME TAXES

The Company had available at May 31, 1999, a net operating loss carryforward of approximately $1,850,000 that could be applied against taxable income in subsequent years through 2006. The tax effect of the net operating loss is approximately $750,000, and a full valuation allowance has been recorded, since realization is uncertain. Utilization of the net operating loss may be substantially limited by the change of control (see Note 9).

7. RECONCILIATION OF CURRENCY

The financial statements and financial tables presented herewith are presented in Canadian dollars. The following is a reconciliation of significant financial statement amounts converted from Canadian dollars to U. S. dollars. The conversion rate used is $0.67705 which was the rate in effect on May 31, 1999.

       Balance sheet:
                                                               Canadian          U. S.
                                                                Dollars         Dollars
                                                             ------------    -------------
         Current assets                                      $    474,753    $    321,432
         Property, plant and equipment, net                     1,853,262       1,254,751
         Notes receivable - officer                               295,892         200,334
                                                             ------------    ------------

         Total assets                                        $  2,623,907    $  1,776,517
                                                             ============    ============

         Current liabilities                                 $  1,422,036    $    962,789
         Long term liabilities                                  2,087,046       1,413,034
         Stockholder's deficit                                   (885,175)       (599,308)
                                                             -------------   -------------

         Total liabilities and deficit                       $  2,623,907    $  1,776,517
                                                             ============    ============

       Statement of Operations:
                                                              Canadian          U. S.
                                                               Dollars         Dollars
                                                             ------------    ------------
         Revenue                                             $    534,783    $    362,075
         Cost of sales                                            141,211          95,607
         Selling, general and administrative expenses             882,178         597,279
         Other expenses                                           258,036        (174,703)
                                                             ------------    -------------
       Net loss                                              $   (746,642)   $   (505,514)
                                                             ============    ============



                              9006-1474 QUEBEC INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. RECONCILIATION OF CURRENCY (continued)

       Statement of Changes in Stockholder's Equity:

                                                              Canadian         U. S.
                                                               Dollars        Dollars
                                                             -----------    -----------
         Preferred stock                                     $   963,597    $   652,403
         Common stock                                                100             68
         Comprehensive income                                      1,718          1,163
         Accumulated deficit                                  (1,850,590)    (1,252,942)
                                                              ----------    -----------

         Balance, May 31, 1999                               $  (885,175)   $  (599,308)
                                                             ===========    ===========

       Statement of Cash Flows:
                                                                Canadian         U. S.
                                                                Dollars        Dollars
                                                             -----------    -----------
         Net cash used in operating activities               $  (763,410)   $  (516,867)
         Net cash used in investing activities                    (5,250)        (3,554)
         Net cash provided by financing activities               773,335        523,586
                                                             -----------    -----------
         Net decrease in cash                                $     4,675    $     3,165
                                                             ===========    ===========


8. CONCENTRATION OF SUPPLIER AND SALES


The Company sells the majority of its sphagnum peat moss to LPS Acquisition Corp., dba Lantana Peat & Soil ("LPS"), a wholly owned subsidiary of American (see Note 10), which acquired the Company on August 15, 1999. LPS is a distributor of custom blended soil mixes to several hundred wholesale nursery customers located primarily in Florida.


During the fiscal year ended May 31, 1999, the Company sold approximately $203,000 of sphagnum peat moss to LPS and had accounts receivable from LPS at May 31, 1999 of $369,776.

9. RELATED PARTY TRANSACTIONS


From time to time the Company's preferred stockholder, Zanette Construction, Inc., advances working capital to the Company. At May 31, 1999 the Company owed Zanette Construction, Inc. $205,809.


The Company has a demand note payable to Lator International, Inc., a wholly-owned subsidiary of American Group, Inc. of $508,853.

The Company has a demand note payable to American Group, Inc. of $913,900.

                              9006-1474 QUEBEC INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


10. SUBSEQUENT EVENTS

Subsequent to May 31, 1999, the Company was acquired by American Group, Inc. on August 15, 1999.

In connection with the acquisition, American is obligated to pay, in addition to the $400,000 it paid at the time of closing, an additional $835,000 as follows:
$200,000 on October 15, 1999, $70,000 on November 15, 1999, $200,000 on January
15, 2000, $200,000 on May 15, 2000, and $165,000 on August 17, 2000.

American has not made the October, November and January payments. American and representatives of the former stockholders of the Company are presently negotiating a written extension on the payment of this obligation. The former stockholder of the Company has not provided American with any notice of default under this obligation, and the Company believes that it will be able to negotiate a written extension for the realization of its obligation from American. No assurance, however, can be given that the American will be successful in negotiating an extension of its payment obligations or that, if successful, it will be able to raise the additional capital necessary to make the payments.